Exhibit 99.1

PRESS RELEASE

Greenfire Resources Announces Operational Update,
Including Strong Initial Refill Well Results and New WTI Hedging Program

CALGARY, ALBERTA – January 30, 2024 – Greenfire Resources Ltd. (NYSE: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the sustainable production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to provide an operational update for the fourth quarter of 2023 (“Q4/23”).

All dollar amounts reported in this press release are in Canadian dollars unless otherwise noted.

Operational Highlights:

●	Higher Production Reflects Initial Success from Growth Initiatives: Consolidated average net production in Q4/23 was approximately 17,400 bbls/d and averaged approximately 20,800 bbls/d in the month of December 2023. Higher consolidated net production in December reflects additional redevelopment infill (“Refill”) wells becoming operational and reservoir pressure continuing to increase at the Expansion Asset.

o	Greenfire successfully drilled eight extended reach Refill wells at the Expansion Asset at year-end 2023 as part of the Company’s multi-year drilling program that began in September 2023. Five extended reach Refill wells have been on production for over two months and have realized an average monthly production rate of approximately 1,500 bbls/d per well, on a 100% working interest basis, in the second month of production.

o	The successful execution of multiple non-condensable gas (“NCG”) debottlenecking initiatives in the second half of 2023 have resulted in sustained higher rates of NCG co-injection and continued increases in reservoir pressure at the Expansion Asset.

●	Exiting 2023 with a Strong Balance Sheet and Ample Liquidity: The Company ended 2023 with liquidity of approximately $160 million, consisting of $110 million of cash and an undrawn $50 million syndicated credit facility. The outstanding principal amount of the Company’s Senior Notes is US$300 million or $397 million assuming the year-end 2023 U.S. to Canadian dollar exchange rate of 1.32.

●	Prudent Risk Management Enhances WTI Floor Price: In January 2024, the Company implemented an updated West Texas Intermediate (“WTI”) hedging program for 2024 (“2024 Hedging Program”), including the replacement of WTI costless collar contracts with 11,500 bbls/d of WTI fixed price swaps for 2024 at approximately US$71/bbl, increasing the previous floor price ranging from US$60 to US$62/bbl.

Q4 2023 Operational Update: Strong Initial Results from New Extended Reach Refill Wells and Sustained Increases in Reservoir Pressure at the Expansion Asset

The Company’s consolidated net production in Q4/23 was approximately 17,400 bbls/d and averaged approximately 20,800 bbls/d in December 2023. Greenfire’s consolidated net production increased in the month of December as additional Refill wells became operational and reservoir pressure continued to increase at the Expansion Asset.

Hangingstone Facilities - Field Production Estimate:

(bbls/d)	Q3 2023	Q4 2023	December 2023
Bitumen Production - Expansion Asset (100% Working Interest Basis)	14,736	18,800	23,300

Net Bitumen Production – Expansion Asset	11,052	14,100	17,500
Net Bitumen Production - Demo Asset	3,618	3,300	3,300
Consolidated Net Bitumen Production	14,670	17,400	20,800

Expansion Asset (Greenfire – 75% Working Interest and Operator)

At the Expansion Asset, the Company has successfully drilled eight extended reach Refill wells as of year-end 2023, which were completed in approximately four months, and are all on production. The Company plans to drill two additional extended reach Refill wells by February 2024, which is expected to conclude the initial ten well drilling program at the Expansion Asset once completed.

●	These extended reach Refill wells have average horizontal lengths of approximately one mile (approximately 1,600 meters) each and were drilled between two existing primary producers and extend across two producing pads. Greenfire believes that drilling extended reach Refill wells across two producing pads at the Expansion Asset will reduce by approximately 50% the required Refill well count, estimated capital spending and timeline to produce from the Company’s existing inventory of pre-heated bitumen locations, compared to drilling Refill wells at the horizontal length of existing primary producer wells.

●	Five extended reach Refill wells have been on production for over two months at the Expansion Asset and have realized an average monthly production rate of approximately 1,500 bbls/d per well, on a 100% working interest basis, in the second month of production.

●	To accommodate extended reach Refill well drilling activities, adjacent producing wells across multiple pads operated at reduced productivity at the Expansion Asset, which impacted production rates in Q4/23. Following the planned conclusion of the initial Refill drilling program at the Expansion Asset in February 2024, the Company expects that more stable operating conditions will support higher production levels.

Prior limitations on NCG deliverability for co-injection at the Expansion Asset have resulted in a reduction in reservoir pressure, which impacted production rates during the first nine months of 2023. Greenfire expects to restore higher reservoir pressure at the Expansion Asset using proven NCG co-injection techniques, similar to those successfully executed by the Company at the adjacent Demo Asset and by other industry operators at various SAGD assets.

Greenfire has successfully executed multiple NCG debottlenecking initiatives at the Expansion Asset in the second half of 2023, including the commissioning of an NCG compressor in Q4/23 as planned. These completed debottlenecking initiatives have enabled the Company to deliver NCG at higher and more consistent rates for co-injection. With heightened rates of NCG co-injection sustained, the Company expects that higher reservoir pressure will be restored at the Expansion Asset around mid-2024, which management anticipates will support increased production rates.

Demo Asset (Greenfire – 100% Working Interest and Operator)

At the Demo Asset, the Company’s disposal well has been temporarily shut-in since the beginning of October 2023. Remediation work for this well is now complete, and the Company is awaiting regulatory approval to recommence disposal operations, which is expected to increase bitumen production by approximately 1,000 bbls/d at the Demo Asset.

2024 Hedging Program: Mitigating Volatility With WTI Fixed Price Swaps at Approximately US$71/bbl

In January 2024, the Company implemented an updated 2024 Hedging Program for WTI, including the replacement of previous WTI costless collar contracts with a floor price ranging from US$60 to US$62/bbl with 11,500 bbls/d of WTI fixed price swaps for 2024 at approximately US$71/bbl. Greenfire currently has no commodity hedges in place for the WCS differential. The Company has the following financial commodity risk management contracts in place for WTI as of January 2024:

Outstanding WTI Risk Management Contracts	Q1 2024		Q2 2024		Q3 2024		Q4 2024		Annual 2024
Hedged Volume at WTI (bbls/d)		11,500		11,500		11,500		11,500		11,500
WTI Fixed Swap Price (US$/bbl)	US$	71	US$	71	US$	71	US$	71	US$	71

Debt repayment remains a strategic priority for Greenfire, with the Company committed to reduce debt semi-annually using 75% of Excess Cash Flow (as defined in the indenture for the Senior Notes). The Company ended 2023 with liquidity of approximately $160 million, consisting of $110 million of cash and an undrawn $50 million syndicated credit facility. The existing principal balance on the Company’s Senior Notes is US$300 million or $397 million assuming the year-end 2023 U.S. to Canadian dollar exchange rate of 1.32. Greenfire’s existing capital structure with augmented liquidity was established, among many other purposes, to navigate possible commodity price volatility, including the WCS differential, as the Company pursues its production growth objectives at the Hangingstone Facilities.

Greenfire’s Growth-oriented Strategy Underpinned by Concentrated Tier-1 SAGD Assets:

Positioning for Future Shareholder Returns

Greenfire has well-delineated reservoirs in approved developments at the Expansion Asset, which are expected to support high facility utilization rates for multiple decades. The Company believes that both the Expansion and Demo Assets have Tier-1 SAGD reservoirs, meaning they have no top gas, bottom water, or lean zones (“thief zones”). Other SAGD reservoirs may have thief zones, which limit reservoir pressure and require the constant use and routine replacement of downhole pumps for production. Tier-1 reservoirs allow production to flow to the surface with natural lift, which reduces the Company’s capital and operating expenditure requirements compared to other SAGD producers, which the Company believes represents a structural cost advantage for Greenfire.

Greenfire operates two producing SAGD bitumen production facilities with major infrastructure in place, including expandable pipeline infrastructure for diluted bitumen and diluent at the Expansion Asset. The Company’s structural cost advantages from its Tier-1 SAGD reservoir, combined with its relatively lower forecasted capital expenditure profile due to its projected multi-year inventory of Refill well targets at the Hangingstone Facilities, is anticipated to result in near-term production growth and potential meaningful free cash flow generation.

In addition to Greenfire’s existing commitment to repay debt, the Company intends to formalize and initiate a policy to return capital to its shareholders over time. Greenfire also plans to evaluate additional potential opportunities for further production growth, including external acquisitions, and will consider opportunities that compete with the expected returns from its existing Tier-1 assets if they are accretive to its shareholders.

New Executive Promotion

Greenfire is also pleased to announce that Robert Loebach has been promoted to Vice President, Corporate Development and Capital Markets and will continue to support the corporate development, capital markets, commodity risk management and investor relations initiatives at Greenfire. Mr. Loebach holds an Honours Bachelor of Business Administration Degree with Distinction from the Ivey Business School at Western University and previously worked as an Equity Research Analyst at Credit Suisse covering Canadian Oil and Gas. Mr. Loebach was formerly Director, Corporate Development and Capital Markets at Greenfire, where he demonstrated strong leadership and business acumen with escalating responsibilities since the Company’s acquisition of the Expansion Asset in 2021, which will serve him well in his new position.

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible and sustainable energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership. Greenfire common shares are listed on the New York Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn.

Forward-Looking Statements

This press release may contain certain forward-looking statements within the meaning of the United States federal securities laws and applicable Canadian securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. In addition to other forward-looking statements herein, there are forward-looking statements in this press release relating to the following matters: the expected timing for completion of the two remaining extended reach Refill wells; the expectation that drilling extended reach Refill wells will reduce the required Refill well count, estimated capital spending and timeline to produce from the Company’s existing inventory of pre-heated bitumen locations by approximately 50% compared to drilling Refill wells at the horizontal length of existing primary producer wells; certain other expected benefits of the extended reach Refill well drilling program; the expectation that upon conclusion of the initial Refill drilling program at the Expansion Asset in February 2023, more stable operating conditions will support higher production levels; the expectation that Greenfire will restore higher reservoir pressure at the Expansion Asset using proven NCG co-injection techniques; the expectation that remediation work on Greenfire’s disposal well will increase bitumen production at the Demo Asset by approximately 1,000 bbls/d; the expected advantages of Greenfire’s Tier-1 reservoirs; the expectation that Company’s structural cost advantages from its Tier-1 SAGD reservoir, combined with its relatively lower forecasted capital expenditure profile owing to its projected multi-year inventory of Refill well targets at the Hangingstone Facilities, will result in near-term production growth and potential meaningful free cash flow generation; the Company’s future plans for shareholder returns; and Greenfire’s plans to continue to evaluate additional potential opportunities for further production growth, including external acquisitions.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: risks relating to reduced or volatile commodity prices; risks associated with the oil and gas industry in general (e.g., including operational risks in development, exploration and production; the impacts of inflation and supply chain issues and steps taken by central banks to curb inflation; pandemic, war, terrorist events, political upheavals and other similar events; events impacting the supply and demand for oil and gas including actions taken by the OPEC + group; delays or changes in plans with respect to exploration or development projects or capital expenditures); the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; health, safety and environmental risks; exchange rate fluctuations; changes in legislation affecting the oil and gas industry; uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures limited liquidity and trading of the Company’s securities; geopolitical risk and changes in applicable laws or regulations; the possibility that Greenfire may be adversely affected by other economic, business, and/or competitive factors; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on the Company’s resources. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s preliminary non-offering prospectus dated December 28, 2024, which is available on SEDAR+ at www.sedarplus.ca and registration statement on Form F-1, initially filed with the United States Securities and Exchange Commission (the “SEC”) on October 10, 2023, as amended on December 1, 2023, and January 22, 2024. and other documents filed by Greenfire from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by applicable laws, Greenfire assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Greenfire does not give any assurance that it will achieve its expectations.

Financial Information

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X promulgated under the United States Securities Act of 1933. While Greenfire’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), the financial information and data contained in this press release have not been prepared in accordance with IFRS. Greenfire believes the measures that are not defined under IFRS provide useful information to management and investors regarding certain financial and business trends relating to Greenfire’s financial condition and results of operations. Greenfire believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends relating to Greenfire’s financial condition and results of operations. These non-IFRS measures may not be indicative of Greenfire’s historical operating results, nor are such measures meant to be predictive of future results. These measures may not be comparable to measures under the same or similar names used by other similar companies. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Oil and Gas Terms

This press release uses the term Tier-1 SAGD reservoir to describe the bitumen reservoirs that Greenfire has an interest in. The term Tier-1 SAGD reservoir refers to SAGD reservoirs that have no top gas, bottom water, or lean zones, commonly referred to as “thief zones”. Thief zones provide an unwanted outlet for steam and reservoir pressure. Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures. Tier-1 wells flow to surface with natural lift; not requiring downhole pumps or gas lift.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com

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